Exhibit 1
Transactions by the Reporting Persons within the last sixty days:

Name	Trade Date	Quantity	Price	Total Amount
EMPIRE CAPITAL PARTNERS, LTD	8/20/2008	-937340	2.43	$2,263,663.34

CHARTER OAK MASTER FUND LP	8/20/2008	-6600	2.43	$15,938.91

EMPIRE CAPITAL PARTNERS, L.P.	8/20/2008	-872199	2.43	$2,106,348.71

CHARTER OAK PARTNERS 2	8/20/2008	-25960	2.43	$62,693.04

CHARTER OAK PARTNERS	8/20/2008	-157901	2.43	$381,328.76

	TOTAL	(2,000,000)		$4,829,972.76